Exhibit 2.1

ASSET PURCHASE AGREEMENT

AMONG

PCTelWorx, INC.,

PCTEL, INC.

AND

TelWorx Communications, LLC

TelWorx U.K. Limited

TowerWorx LLC

TowerWorx International, Inc.

Tim Scronce

Brenda Scronce

i

5.8	Title to Personal Property	19

5.9	Accounts Receivable	19

5.10	Inventory	19

5.11	No Undisclosed Liabilities	19

5.12	Recent Activities/No Material Adverse Effect	19

5.13	Legal Compliance; Permits and Insurance	20

5.14	Tax Matters	21

5.15	Intellectual Property	21

5.16	Contracts	24

5.17	Litigation	24

5.18	Employees	25

5.19	Certain Business Relationships	25

5.20	Brokers or Finders; Third Party Expenses; Other Expenses	25

5.21	Employee Benefit Plans	26

5.22	Disclosure	28

5.23	Limitation on Sellers’ Representations and Warranties	28

ARTICLE VI: REPRESENTATIONS AND WARRANTIES OF BUYER AND PARENT		28

6.1	Organization	28

6.2	Authorization of Transaction	28

6.3	No Violation	28

6.4	Capitalization	29

6.5	Legal Compliance	29

6.6	Brokers or Finders	29

6.7	Disclosure	29

ARTICLE VII: COVENANTS		29

7.1	General	29

7.4	Third Party Claims	30

7.5	Employees; Payroll and Payroll Records	31

7.6	Nonassignable Contracts or Permits	31

7.7	Receivables	31

7.8	Payment of Excluded Liabilities	31

7.9	Employee Matters	32

ARTICLE VIII: CONDITIONS TO OBLIGATION TO CLOSE		32

8.1	Conditions to Obligation of Buyer	32

8.2	Conditions to Obligation of Sellers	34

ARTICLE IX: ESCROW		35

ARTICLE X: INDEMNIFICATION		35

10.1	Survival of Representations and Warranties	35

10.2	Indemnification by Sellers and Seller Parties	36

10.3	Indemnification by Buyer and Parent	36

10.4	Payment	37

10.5	Survival of Representations, Warranties and Covenants; Time Limitations; Indemnity Periods	37

10.6	Limitations on Amount of Liability	38

10.7	Third-Party Claims	38

10.8	Other Claims	40

10.9	Reduction by Insurance Proceeds	40

10.10	Exclusive Remedy	40

ARTICLE XI: GENERAL PROVISIONS		41

11.1	Expenses	41

11.2	Public Announcements	41

11.3	Notices	41

11.4	Governing Law	42

11.5	Dispute Resolution	42

11.6	Further Assurances	42

11.7	Waiver; Remedies Cumulative	43

11.8	Entire Agreement and Modification	43

11.9	Assignments, Successors and No Third-Party Rights	43

11.10	Severability	43

11.11	Construction	43

11.12	Execution of Agreement	43

11.13	Time of Essence	44

11.14	Preservation of Electronic Materials	44

Exhibit A	Bill of Sale and Assignments
Exhibit B	Assignment Agreement
Exhibit C	Employment Documents
Exhibit D	Employment Arrangement with Tim Scronce
Exhibit E	Assumption Agreement
Exhibit F	Draft Press Release
Exhibit G	Amendment to Real Estate Lease

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is entered into on July         , 2012, by and among PCTelWorx, Inc., a Delaware corporation (“Buyer”), Buyer’s parent company, PCTEL, Inc., a Delaware corporation, (“Parent”), and TelWorx Communications, LLC, a North Carolina limited liability company (“TelWorx”), TelWorx U.K. Limited, a company formed in the United Kingdom (“TelWorx UK”), TowerWorx LLC, an Oklahoma limited liability company (“TowerWorx”), and TowerWorx International, Inc., a North Carolina corporation (“TowerWorx Intl”) (collectively, the “Sellers”). Buyer and Sellers are referred to collectively herein as the “Parties” and individually herein as a “Party.” Tim Scronce and Brenda Scronce (“Seller Parties”) are additional Parties hereto for the limited purpose of Articles V and X below.

Recitals

A. Tim Scronce and Andrea Kirkwood together own 100% of the outstanding membership interests of TelWorx; provided that Chris Day, Marc Mize and Chris Ready hold options for the ownership of membership interests in TelWorx, that if exercised, then Tim Scronce, Andrea Kirkwood, Chris Day, Marc Mize and Chris Ready together would own 100% of the outstanding membership interests of TelWorx.

B. Tim Scronce owns the share(s) of TelWorx UK.

C. Brenda Scronce, Chris Ready, Marc Mize, Andrea Kirkwood, Chris Day, Aaron Jarvis and Daniel Smith together own 100% of the outstanding membership interests of TowerWorx.

D. Brenda Scronce owns 100% of the outstanding capital stock of TowerWorx Intl.

E. The Sellers desire to sell or assign to Buyer, and Buyer desires to purchase or assume from the Sellers, as applicable, the products, solutions, sales channels, e-commerce capabilities, and technical services for the wireless, wireline, data centers and government markets currently operated by the Sellers as one or more businesses, collectively (the “Business”), including all of the Sellers’ right, title, and interest in and to substantially all of the tangible and intangible assets utilized by the Sellers to operate the Business, upon and subject to the terms and conditions contained in this Agreement.

NOW THEREFORE, in consideration of the covenants, promises, representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I: DEFINITIONS AND USAGE

1.1 Definitions. For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1.1:

“Accounts Receivable” has the meaning set forth in Section 2.1(a) below.

“Affiliate” means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with, the Person specified. For purposes of this definition, “control” shall mean direct or indirect ownership of more than fifty (50%) of the shares of a Person that is a corporation entitled to vote in the election of directors (or in the case of a Person that is not a corporation, for the election of the corresponding managing authority).

“Agreement” has the meaning set forth in the preface above.

“Applicable Authority” means any: (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), including the SEC; (d) multi-national organization or body; or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, self-regulatory organization or taxing authority or power of any nature, including any securities or futures exchange, contract market and commodities market including the Financial Industry Regulatory Authority and the National Futures Association.

“Assigned Contracts” has the meaning set forth in Section 2.1(a) below.

“Assumed Liabilities” has the meaning set forth in Section 3.1 below.

“Business” has the meaning set forth in the preface above.

“Business Day” means any day other than (a) Saturday or Sunday or (b) any other day on which banks in Chicago, Illinois are permitted or required to be closed.

“Buyer” has the meaning set forth in the preface above.

“Buyer Closing Documents” has the meaning set forth in Section 6.2 below.

“Buyer Indemnitees” has the meaning set forth in Section 10.2 below.

“Cap” has the meaning set forth in Section 10.6(b) below.

“Closing” has the meaning set forth in Section 4.2 below.

“Closing Date” has the meaning set forth in Section 4.2 below.

“Closing Statement” has the meaning set forth in Section 4.4(a) below.

“Code” means the Internal Revenue Code of 1986, as amended.

“COBRA” has the meaning set forth in Section 7.9 (b) below.

“Confidential Information” has the meaning set forth in Section 7.3 below.

“Current Assets” means the sum of the following assets of the Sellers to the extent assigned to Buyer pursuant to this Agreement: (i) Accounts Receivable; (ii) inventory, including but not limited to finished goods, work-in-process and raw materials/components, and (iii) prepaid assets.

“Current Liabilities” means the sum of the following current liabilities of one or more of the Sellers to the extent assumed by Buyer pursuant to this Agreement: (i) accounts payable; and (ii) other accrued expenses.

“Deductible” has the meaning set forth in Section 10.6(a) below.

“Disclosure Letter” or “Disclosure Schedule” has the meaning set forth in Article V. below.

“Dispute” has the meaning set forth in Section 11.5 below.

“Employee Benefit Plan” means any (i) nonqualified deferred compensation or retirement plan or arrangement that is an Employee Pension Benefit Plan (as defined in Section 3(2) of ERISA), (ii) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan; (iii) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan as defined in Section 3(37) of ERISA or Section 4001(a)(3) of ERISA); or (iv) Employee Welfare Benefit Plan as defined in Section 3(1) of ERISA or material fringe benefit plan or program.

“Encumbrance” means any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“ERISA Affiliate” means any Person that, together with the Seller, would be treated as a single employer under Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Escrow” has the meaning set forth in Section 4.1(b) below.

“Escrow Amount” has the meaning set forth in Section 4.1(b) below.

“Excluded Assets” has the meaning set forth in Section 2.2 below.

“Excluded Liabilities” has the meaning set forth in Section 3.1 and Section 3.3 below.

“Financial Statements” has the meaning set forth in Section 5.5 below.

“GAAP” means United States generally accepted accounting principles, applied on a basis consistent with the basis on which the Financial Statements were prepared.

“Indebtedness” means all indebtedness of a Person for borrowed money, whether secured or unsecured, including, without limitation, (a) indebtedness of such a Person for the deferred purchase price of property or services represented by a note, earn-out or contingent purchase payment, (b) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (c) all indebtedness of such Person secured by a mortgage or other lien to secure all or part of the purchase price of the property subject to such lien or mortgage, (d) all obligations under leases which are required to be recorded as capital leases in respect of which such Person is liable as the lessee, (e) any liability of such Person in respect of banker’s acceptances or letters of credit, (f) any obligations under any interest rate swap agreements, (g) all interest, fees and other expenses owed with respect to the indebtedness referred to above and (h) all indebtedness referred to above which is directly or indirectly guaranteed by such Person.

“Indemnified Party” has the meaning set forth in Section 10.7(a) below.

“Indemnifying Party” has the meaning set forth in Section 10.7(a) below.

“Independent Accountant” has the meaning set forth in Section 4.4(c) below.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including source code, executable code, data, databases, and related documentation), (g) all advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof (in whatever form or medium).

“Knowledge” an individual will be deemed to have “Knowledge” of a particular fact or other matter if (i) such individual is actually aware of such fact or other matter, or (ii) such individual could be expected to discover or otherwise become aware of such fact or other matter upon due inquiry. A Person (other than an individual) will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) as of the Closing Date has Knowledge of such fact or other matter. (a) In the case of the Sellers, Knowledge shall mean the Knowledge of the officers and directors of the Sellers, including Tim Scronce and Brenda Scronce; and Chris Ready with respect to TowerWorx only; and Marc Mize with respect to TelWorx only; and (b) in the case of the Buyer, Knowledge shall mean the Knowledge of the following officers of Buyer/Parent: Martin Singer, John Schoen, Jeff Miller and Tony Kobrinetz.

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational, self-regulatory organization or association or other administrative order, constitution, law, ordinance, principal of common law, regulation, statute, or treaty, including those requirements imposed by any Applicable Authority.

“Liabilities” means any direct or indirect liability, duty or obligation of any kind or nature whatsoever, however designated (including strict, joint and several liability), equitable or injunctive remedies or relief, response costs, indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, either accrued, absolute, contingent, mature, unmature or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured and whether or not of a kind required by GAAP to be set forth on a financial statement.

“Losses” means all liabilities, demands, claims, actions or causes of action, regulatory, legislative or judicial proceedings or investigations, assessments, levies, losses, fines, penalties, damages, costs and expenses, including, without limitation: reasonable attorneys’, accountants’, investigators’, and experts’ fees and expenses, sustained or incurred in connection with the defense or investigation of any claim subject to indemnification hereof whether or not involving a Third Party Claim; provided, however, for purposes hereof, (i) Losses shall not include consequential damages or diminution in value, and (ii) in the event that the loss, claim or other Liability that gave rise to the right to receive indemnification is covered by insurance maintained by or for the benefit of the Indemnified Party, the amount of any “Losses” will be reduced by the net amount of any such insurance payments actually received by the Indemnified Party (and net of any reasonably ascertainable cost associated with payment of the insurance claim relating thereto, including increased premiums attributable thereto).

“Material Adverse Effect” means a material adverse effect on the business, assets (including intangible assets), liabilities (contingent or otherwise), results of operations, business, or financial condition of the Business, taken as a whole, except to the extent resulting from (A) changes in general local, domestic, foreign or international economic conditions, (B) changes affecting generally the industries or markets in which the Sellers operate, (C) acts of war, sabotage or terrorism, military actions or the escalation thereof, or (D) any changes in applicable laws or accounting rules or principles, including changes in GAAP.

“Net Working Capital” means, as of a given date, the difference between (a) the amount of the Current Assets and (b) the amount of the Current Liabilities.

“Notice of Disagreement” has the meaning set forth in Section 4.4(c) below.

“Objection Period” has the meaning set forth in Section 4.4(c) below.

“OSHA” has the meaning set forth in Section 5.18(b) below.

“Other Approvals” has the meaning set forth in Section 7.2 below.

“Other Plan” means any contract, program or arrangement which provides cash or non-cash benefits or perquisites to current or former employees of one or more of the Sellers or Buyer, as the case may be, but which is not an Employee Benefit Plan.

“Party” or “Parties” has the meaning set forth in the preface above.

“Permits and Licenses” all approvals, consents, licenses, certificates, permits, waivers, grants or other authorizations, including those required by any Applicable Authority, for the conduct of Sellers’ business, including the lawful ownership and use of Sellers’ properties and assets.

“Permitted Encumbrances” means (i) Encumbrances for Taxes not yet delinquent or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (ii) Encumbrances of lessors, lessees, sublessors, sublessees, licensors or licensees arising under lease arrangements or license arrangements arising in the ordinary course of business, (iii) mechanics liens and similar Encumbrances for labor, materials, or supplies arising in the ordinary course of business, and (iv) easements, servitudes, covenants, conditions, restrictions, and other similar matters of record affecting title to the Purchased Assets and other title defects that do not or would not materially impair the use or occupancy of such Purchased Assets in the operation of the Business taken as a whole.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

“Post-Closing Adjustment” has the meaning set forth in Section 4.4(b) below.

“Purchase Price” has the meaning set forth in Section 4.1 below.

“Purchased Assets” has the meaning set forth in Section 2.1 below.

“Purchased IP” has the meaning set forth in Section 2.1(a)(v) below.

“SEC” means Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“SEC Documents” has he meaning set forth in Section 6.5 below.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Sellers” and “Seller Parties” has the meaning set forth in the preface above.

“Sellers Closing Documents” has the meaning set forth in Section 5.3 below.

“Sellers Fundamental Representations” has the meaning set forth in Section 10.5 below.

“Sellers Indemnitees” has the meaning set forth in Section 10.3 below.

“Subsidiaries” means the corporations, partnerships, limited liability companies, associations or other business entities of which one or more of the Sellers own, directly or indirectly, more than 50% of the voting securities thereof.

“Tax” means any tax (including any income tax, capital gains tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Applicable Authority or payable pursuant to any tax-sharing agreement or any other agreement (whether express or implied) relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Applicable Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Third Party Claim” means any claim against any Indemnified Person by a Person that is not a Party to this Agreement, whether or not involving a legal action or proceeding.

“Working Capital Target” has the meaning set forth in Section 4.4(b) below.

1.2 Usage.

(a) Interpretation. In this Agreement, unless a clear contrary intention appears:

(i) the singular number includes the plural number and vice versa;

(ii) reference to any Person includes such Person’s successors and assigns;

(iii) reference to any gender includes each other gender;

(iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(v) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(vi) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(vii) “or” is used in the inclusive sense of “and/or”; and

(viii) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

(b) Accounting Terms and Determinations. Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP.

(c) Legal Representation of the Parties. This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.

ARTICLE II: PURCHASE AND SALE OF ASSETS

2.1 Purchased Assets.

(a) On the terms and subject to the conditions contained in this Agreement, at the Closing, Buyer agrees to purchase, assume, and accept from Sellers, and Sellers agree to sell, convey, transfer and assign to Buyer, free and clear of all Encumbrances other than Permitted Encumbrances, all of Sellers’ right, title and interest in and to the following assets used in, held for use in or related to the operation of the Business:

(i) all rights under all of the contracts, licenses, purchase orders and purchase contracts of the Sellers (collectively, the “Assigned Contracts”) set forth on Schedule 2.1(a)(i), including all rights to receive payment for products sold or services rendered and to receive goods and services pursuant to such Assigned Contracts, and to assert claims and to take other actions in respect of breaches, defaults and other violations thereunder;

(ii) all trade accounts receivable, notes receivable, negotiable instruments and chattel paper of the Sellers existing on the Closing Date (collectively, the “Accounts Receivable”) as identified on Schedule 2.1(a)(ii);

(iii) all furniture, fixtures, vehicles, factory and development equipment, computer equipment and hardware, server racks, telephone handsets, and all other tangible personal property used in the Business, including but not limited to all inventory whether in the form of finished goods, work-in-process and/or raw materials, all as identified on Schedule 2.1(a)(iii) (collectively, the “Equipment”);

(iv) all deposits and rights with respect thereto relating to each of the Sellers and all rebates due from vendors relating to each of the Sellers as identified on Schedule 2.1(a)(iv);

(v) all of the Intellectual Property owned by the Sellers (collectively, the “Purchased IP”) as identified on Schedule 2.1(a)(v);

(vi) all goodwill incident to or associated with the Sellers, existing and potential customer lists and all other information and data relating to such customers, (the “Customer Database”), with whom one or more of the Sellers has entered into agreements or with whom one or more of the Sellers currently has the potential to conduct business and all other information and data relating to vendors and suppliers of, and contractors to, the Sellers, (the “Vendor Database”) and all business development and marketing information related to the Sellers. The Customer and Vendor Databases, which include primarily, those customers to whom one or more Sellers have sold product and/or services, and those vendors from whom one or more Sellers have purchased components or other goods and/or services, are identified on Schedule 2.1(a)(vi);

(vii) to the extent assignable under applicable law, all rights, title and interest the Sellers have in or to all Permits, licenses and approvals related to the Business or the Purchased Assets, including those listed on Schedule 2.1(a)(vii) (the “Assumed Permits”);

(viii) all books and records required to be maintained by the Sellers pursuant to Legal Requirements (other than minute books and other corporate documents and records) (the “Books and Records”) and all additional operating data, samples, books, files and records, whether in print, electronic or other media, including, without limitation, correspondence, billing information, invoices and records, financial, sales, market and credit information, slogans, processes, market research and other research materials and contract documents;

(ix) to the extent transferable, all guaranties, warranties, indemnities and similar rights in favor of the Sellers;

(x) all rights to receive and retain mail and other communications relating to any of the Purchased Assets, the Assumed Liabilities, or the Business;

(xi) all rights in connection with prepaid expenses with respect to the Sellers;

(xii) all telephone numbers used in connection with the operation of the Sellers and all lock boxes to which the account debtors of the Sellers remit payments;

(xiii) TelWorx’s leasehold interest as lessee of the premises located in North Carolina (pursuant to that certain Amendment to Lease Agreement, a copy of which is attached hereto as Exhibit G), and TowerWorx’s leasehold interest as lessee of the premises located in Oklahoma (the “Leased Premises”) as described in detail on Schedule 2.1(a)(xiii) of the Disclosure Schedule;

(xiv) all other assets, tangible or intangible, and rights of the Sellers (but expressly excluding the Excluded Assets), including but not limited to the TelWorx Employee Benefit Plan(s) referenced in Section 3.2 (c) below.

(b) The purchased assets of the Sellers are referred to as the “Purchased Assets”.

2.2 Excluded Assets. Notwithstanding Section 2.1, Purchased Assets shall not include cash, cash equivalents, any intercompany receivables or payables of the Sellers, rights of the Sellers and Seller Parties under this Agreement and the Buyer Closing Documents or any other asset of the Sellers identified on Schedule 2.2 hereof (the “Excluded Assets”), and the Sellers shall not sell, transfer, assign, convey, or deliver the Excluded Assets to Buyer.

ARTICLE III: ASSUMPTION OF LIABILITIES

3.1 Agreement to Assume. At the Closing, Buyer shall assume and agrees to discharge and perform when due, the Liabilities of the Sellers (and only those Liabilities of the Sellers) that are enumerated in Section 3.2 (the “Assumed Liabilities”). Notwithstanding anything in this Agreement or any other agreement executed and delivered in connection herewith, the Buyer shall not be deemed to assume any Liabilities of Tim Scronce and/or Brenda Scronce or their respective successors or assigns. All claims against and Liabilities of the Sellers not specifically assumed by Buyer pursuant to Section 3.2 are collectively referred to herein as the “Excluded Liabilities.” The applicable Seller shall promptly pay and discharge when due all of the Excluded Liabilities.

3.2 Description of Assumed Liabilities. The Assumed Liabilities shall consist of the following Liabilities of the Sellers:

(a) trade accounts payable of the Sellers as of the Closing Date to the extent included in the calculation of the Net Working Capital as of the Closing Date, however, excluding any amounts relating to checks issued by the Sellers and authorized automatic account withdrawals outstanding on or prior to the Closing Date;

(b) all accrued and unpaid expenses of the Sellers as of the Closing Date to the extent included in the calculation of the Net Working Capital as of the Closing Date; and

(c) Liabilities of the Sellers under any Assigned Contracts to the extent such Liabilities (i) are payable or performable after the Closing Date (including performance obligations related to Assigned Contracts executed or effective prior to the Closing Date); (ii) do not arise from or relate to any breach or default by any of the Sellers of any provision of any such Assigned Contract; (iii) do not arise from or relate to any event, circumstance, or condition occurring or existing on or prior to the Closing Date that, with notice or lapse of time, would constitute or result in a breach or default of any such Assigned Contract; and (iv) are ascertainable solely by reference to the express terms of such Assigned Contracts. For the avoidance of doubt, Buyer is assuming from TelWorx only, each Employee Benefit Plan maintained by TelWorx as of the Closing Date, which TelWorx Employee Benefit Plan(s) are detailed on Schedule 5.21(a) of the Disclosure Letter.

3.3 Excluded Liabilities. Notwithstanding anything to the contrary set forth herein, under no circumstance shall Buyer or any of its Affiliates, assume or be obligated to pay, and none of the Purchased Assets shall be or become liable for or subject to any of the Excluded Liabilities, including the following, which shall be and remain Liabilities of the applicable Seller:

(a) All accrued Liabilities other than those included in the Assumed Liabilities;

(b) Liabilities for income or other Taxes in respect of periods ending prior to the Closing Date or resulting from the consummation of the transactions contemplated herein;

(c) Liabilities of related to any Excluded Assets;

(d) Liabilities of arising from any and all Indebtedness of Sellers;

(e) Liabilities of (i) resulting from any breach or default under any contract occurring prior to the Closing Date (including any Liability resulting from the continuation of such breach or default from and after the Closing Date), or (ii) arising under any contract not assumed by Buyer;

(f) Liabilities of arising out of or in connection with claims, litigation or proceedings (whether instituted prior to or after Closing) relating to one or more of the Sellers prior to the Closing Date;

(g) Except as imposed by Legal Requirements (i) directly on Buyer as the transferee, or (ii) directly on any such Employee Benefit Plan (in either event, only as of the Closing Date), of all Employee Benefit Plans currently maintained by TelWorx, (Buyer is not assuming any Employee Benefit Plans currently maintained by TowerWorx), Liabilities to employees of the Sellers, any Employee Benefit Plan, Other Plan, the Internal Revenue Service, or any other Applicable Authority, arising from or relating to periods prior to Closing (whether or not triggered by the transactions contemplated by this Agreement, including Liabilities arising under any Employee Benefit Plan or Other Plan maintained by the Sellers or any ERISA Affiliate prior to Closing, any EEOC claim, unfair labor practice, and wage and hour practice, and Liabilities arising under the WARN Act, as a result of acts or omissions of one or more of the Sellers’ prior to Closing;

(h) Liabilities arising out of or resulting from Sellers’ compliance or non-compliance with any Legal Requirements or any order of any Applicable Authority (including, without limitation, fines and penalties); and

(i) Liabilities related to or arising out of the operation of the Business or ownership of the Purchased Assets prior to the Closing Date.

3.4 No Expansion of Third Party Rights. The assumption by Buyer of the Assumed Liabilities shall not expand the rights or remedies of any third party against Buyer or Sellers as compared to the rights and remedies which such third party would have had against Sellers had Buyer not assumed the Assumed Liabilities.

ARTICLE IV: PURCHASE PRICE, PAYMENT, ESCROW AND CLOSING

4.1 Purchase Price; Payment and Escrow. (a) Subject to the contribution of a portion of the consideration otherwise payable to the Sellers (as discussed in 4.1(b) below), in consideration of the conveyance, transfer and assignment of all of the Purchased Assets, and the rights and benefits conferred herein, including the covenants of the Sellers, Buyer will deliver the initial purchase price for the Purchased Assets (the “Initial Purchase Price”) as follows: $16,500,000.00 (Sixteen Million Five Hundred Thousand Dollars) payable by wire transfers of immediately available funds as set forth on Schedule 4.1 hereto. Moreover, as provided in Section 3 above, Buyer has agreed to assume and discharge the Assumed Liabilities. As used herein, the Initial Purchase Price, plus the Earn-Out Consideration defined and discussed below, shall be referred to as the “Purchase Price”.

(b) Of the Initial Purchase Price payable as provided herein, the sum of $500,000.00 (Five Hundred Thousand Dollars) (“Escrow Amount”) shall be held by the Buyer in escrow (the “Escrow”) and shall be subject to and distributable in accordance with the provisions of the Escrow set forth in Articles IX and X below. Any payments made by the Sellers as Indemnifying Parties to an Indemnified Party shall constitute a reduction of the consideration payable to the Sellers pursuant to this Section 4.1.

(c) Subject to the satisfaction of the conditions set forth in Section 4.5(b), the Sellers shall be entitled to receive the Earn-Out Consideration (as defined in Section 4.5), if any. The Earn-Out Consideration, if any, shall constitute additional consideration for the purchase and sale of the Purchased Assets pursuant to this Agreement. Any Earn-Out Consideration shall be allocated among the Sellers in the proportions set forth under Schedule 4.1.

4.2 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall be held by electronic mail and overnight courier service, or by the physical exchange of documentation at the offices of Buyer located in Bloomingdale, Illinois, commencing at 10:00 a.m. local time on the date hereof (following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby) or such other date as Buyer and Sellers may mutually determine (the “Closing Date”).

4.3 Deliveries at the Closing. At the Closing, (i) Sellers will deliver to Buyer the various certificates, instruments, and documents referred to in Section 8.1 below to document and to transfer title to all of the Purchased Assets from the applicable Seller(s) to Buyer, and (ii) Buyer will deliver to Sellers, as appropriate, the various certificates, instruments, and documents referred to in Section 8.2 below and the consideration specified in Section 4.1 above.

4.4 Net Working Capital Adjustment.

(a) Sixty (60) days after the Closing Date, Sellers’ representative (to be identified by Sellers at or prior to the Closing) will deliver to Buyer a statement, prepared in accordance with GAAP, setting forth the Current Assets and Current Liabilities as of the Closing Date (the “Closing Statement”), and the Purchase Price shall be recalculated as provided in Section 4.4(b) below.

(b) Based on the entries set forth in the Closing Statement, the following adjustments (“Post-Closing Adjustment”) shall be made:

(i) If the Net Working Capital is greater than $2,040,000.00 (the “Working Capital Target”), then the Purchase Price shall be increased by an amount equal to the difference and Buyer shall pay Sellers in cash an amount equal to such difference in the proportions set forth under Schedule 4.1.

(ii) If the Working Capital Target is greater than the Net Working Capital, then the Purchase Price shall be reduced by an amount equal to the difference and Sellers shall pay Buyer in cash an amount equal to such difference.

(c) If the Buyer disputes any entry in the Closing Statement relevant to the calculation of the Post-Closing Adjustment, the Buyer shall deliver to Sellers’ representative a written notice within fifteen (15) days after receipt of the Closing Statement (the “Objection Period”) specifying any changes Buyer proposes to the Closing Statement (a “Notice of Disagreement”). If a Notice of Disagreement is timely delivered by Buyer, the Sellers’ representative and Buyer shall, during the fifteen (15) day period immediately following delivery of the Notice of Disagreement, seek in good faith to resolve any differences they may have with respect to the matters specified in the Notice of Disagreement. If such dispute is not resolved to the mutual satisfaction of Buyer and the Sellers’ representative within such fifteen (15) day period, the Sellers’ representative, on the one hand, and Buyer, on the other hand, each shall have the right to require that such dispute be submitted to a certified public accounting firm as the Sellers’ representative and Buyer shall then agree in writing (the “Independent Accountant”). Buyer and the Sellers’ representative will give the Independent Accountant access to the books and records, as well as any accounting work papers or other schedules relating to the Closing Statement and the Notice of Disagreement, and such other relevant information reasonably requested by the Independent Accountant. The Independent Accountant shall determine the manner in which any fees and expenses shall be allocated between the Parties (or paid in full by one Party) based upon the size of the difference, if any, between the Post-Closing Adjustment and the amount of the adjustment to the Purchase Price made pursuant to Section 4.4(b). The Independent Accountant shall resolve the computation or verification of the disputed Closing Statement entries in accordance with the provisions of this Agreement, and otherwise where applicable in accordance with GAAP. If any matters have been submitted to the Independent Accountant for review and resolution in accordance with the provisions above, then the Sellers’ representative and the Buyer shall request that the Independent Accountant complete its preparation of the Closing Statement within thirty (30) days from the submission of the matters specified in such Notice of Disagreement, and to deliver a copy of the Closing Statement to the Sellers’ representative and the Buyer, together with a report setting forth each disputed adjustment or matter and the Independent Accountant’s determination with respect thereto. The Independent Accountant’s determination will be conclusive and binding upon the Parties and may be entered and enforced in any court of competent jurisdiction.

(d) If the amount owed by Buyer to the Sellers increases or is reduced as a result of the Post-Closing Adjustment, Buyer or the Sellers, as the case may be, shall make appropriate payments to the other within ten (10) days of the later of: (i) the expiration of the Objection Period, (ii) the date on which Buyer and the Sellers’ representative agree on the Post-

Closing Adjustments, and (iii) the date on which the decision of the Independent Accountant is rendered. Any payments required to be made by either Buyer or the Sellers to the other shall be paid by wire transfer of immediately available funds to such bank account as the recipient shall designate in writing, and shall be deemed to effect an increase or reduction, as the case may be, in the Initial Purchase Price.

4.5 Earn-Out Consideration.

(a) In addition to the Initial Purchase Price, Sellers shall be entitled to payment from Buyer subject to, and in the form and amount determined in accordance with, this Section 4.5 (the “Earn-Out Consideration”).

(b) Earn-Out Period and Amount.

(i) There shall be one earn-out period commencing on January 1, 2013 and concluding on December 31, 2013 (the “Earn-Out Period”).

(ii) The Earn-Out Consideration will be payable in the manner provided below based on the achievement by Parent of its financial performance during calendar year 2013. The metrics to be used to measure the 2013 financial performance are: (1) 2013 revenue, and (2) 2013 non-GAAP earnings per share of the Parent Common Stock. For purposes of calculating the Earn-Out Consideration, each of the above referenced metrics shall be weighted at fifty (50%) per cent. The 2013 financial performance measure for the Parent will be determined by the Parent Board of Directors at its March 2013 meeting. For purposes of this Agreement, “non-GAAP earnings per share” means GAAP earnings per share, excluding stock-based compensation expense, amortization of intangible assets, restructuring charges, impairment charges, gain/loss on the sale of product lines, non-cash income tax expense and non-cash other income.

(iii) If the 2013 financial performance of Parent as to both metrics is achieved, the Earn-Out Consideration shall be $1,500,000 ($750,000 for each metric). If, for example, 75% of the 2013 financial performance of the Parent for each metric is achieved, the Earn-Out Consideration shall be $0. Achievement of the 2013 financial performance by Parent above 75% and up to 100% shall be calculated on the basis of each metric, on a linear basis. Schedule 4.5(b) sets forth some hypotheticals to illustrate the manner in which the calculations will be made.

(c) Delivery of Earn-Out Statements and Earn-Out Consideration. As soon as practicable but no later than seventy-five (75) days from and after December 31, 2013, Buyer shall prepare and deliver to Sellers’ representative a statement (“Earn-Out Statement”) setting forth the computation of the 2013 financial performance of the Parent and the Earn-Out Consideration earned by the Sellers. From and after delivery of the Earn-Out Statement through the payment of the Earn-Out Consideration, Buyer shall afford Sellers’ representative reasonable access upon reasonable notice to the relevant books, records, work papers and personnel of Parent during business hours for the purpose of verifying the calculations in the Earn-Out Statement.

(d) Notice of Earn-Out Dispute. Within fifteen (15) days of Buyer’s delivery of an Earn-Out Statement, Sellers’ representative may deliver a written notice (“Earn-Out Dispute Notice”) to Buyer of any good faith dispute or objection, specifying in reasonable detail any contested amount and the basis therefor, which Sellers’ representative may have to the Earn-Out Statement and the calculations contained therein. The failure of Sellers’ representative to deliver an Earn-Out Dispute Notice within the prescribed time period shall constitute the Sellers’ acceptance as final of the applicable Earn-Out Statement. Any amounts not disputed in the Earn-Out Dispute Notice (if one is delivered) shall be deemed to be accepted by the Sellers as final.

(e) Earn-Out Dispute Resolution. If Sellers’ representative delivers a timely Earn-Out Dispute Notice, then the Sellers’ representative and Buyer shall resolve the dispute in accordance with the dispute resolution provisions set forth in Section 4.4(c) of this Agreement. If, as a result of the decision of the Accountants, the Earn-Out Consideration is greater than the amount indicated by the Buyer, Buyer shall pay the difference between the actual Earn-Out Consideration for the applicable Earn-Out Period and the amount determined by the Accountant within ten (10) business days of the Accountants’ determination.

(f) Maximum Potential Earn-Out Consideration. The maximum potential amount of Earn-Out Consideration that can be earned by Sellers in the Earn-Out Period is $1,500,000, which shall be payable in the form of Common Stock of the Parent (“Earn-Out Stock”) (all of which such Earn-Out Stock shall be duly registered and listed shares of Parent, to be issued without restrictions, other than restrictions, if any, that are imposed by Legal Requirements) to the nearest whole share, and shall be valued by dividing the Earn-Out Consideration by the closing price of Parent Common Stock on the NASDAQ on the last trading day immediately preceding the payment date. Further, Parent agrees to file in a timely manner a Form S-3 Registration Statement and/or take such other action as Parent deems appropriate to enable Parent to pay the Earn-Out Stock to Sellers in the manner and timeframe described herein. Unless otherwise agreed by the Parties, the Earn-Out payment date shall be ten (10) business days after the delivery of the Earn-Out Statement referenced above. However, notwithstanding the foregoing, (1) any Earn-Out Stock paid pursuant to the above shall be subject to a three (3) month holding period; and (2) should an Earn-Out Stock payment date fall during any blackout period (a “Blackout Period”), any payment of Earn-Out Stock shall be delayed until the third trading day following the expiration of the Blackout Period and such Earn-Out Stock shall be valued at the closing price of the Common Stock on the NASDAQ on the trading day immediately preceding the expiration of the Blackout Period. Sellers’ representative shall provide Buyer with a delivery schedule designating the intended recipients and proportions.

(g) Operation of the Business. Sellers acknowledge and agree that Buyer shall have sole and absolute discretion regarding the operation of the Business and shall not be required to operate the Business so as to maximize any Earn-Out Consideration. Notwithstanding the above, in the event that Parent or Buyer, during the Earn-Out Period, consummate a material business transaction (e.g., major acquisition, divestiture, restructuring or assumption of debt) that affects the level of achievement of 2013 financial performance, Buyer and Parent agree to calculate, for purposes of computing the entitlement to Earn-Out Consideration, 2013 financial performance as if the material business transaction had not been consummated.

(h) Acceleration. Upon the occurrence of an Event of Default, Sellers may, with notice, declare a default hereunder, whereupon the entire amount of the Earn-Out Consideration ($1,500,000) shall become immediately due and payable to the Sellers, whether or not such Earn-Out Consideration has been fully earned in accordance with the provisions of this Section 4.5. The following event shall constitute an “Event of Default” hereunder: a Change of Control.

For the purposes of this Section 4.5, a “Change of Control” shall mean (i) the sale, transfer or assignment, in one transaction or a series of related transactions, of all or substantially all of the assets of the Parent; (ii) the sale, transfer or assignment, in one transaction or a series of related transactions, of greater than Fifty Percent (50%) of the voting equity interests of the Parent; or (iii) a merger or consolidation of the Parent with or into any other entity if the Parent is not the surviving company.

4.6 Allocation of Purchase Price. Buyer, at its expense, shall engage an independent third party valuation firm acceptable to Grant Thornton, Parent’s independent auditors, for the purpose of establishing the fair value of the Purchased Assets in accordance with GAAP (ASC 805), and as required by Section 1060 of the Code, and shall deliver such allocation and valuation report to Sellers’ representative within ninety (90) days after the Closing Date. Within thirty (30) days following the receipt by Sellers’ representative of the allocation and valuation report, Sellers’ representative shall deliver written notice to Buyer advising whether Sellers agree or disagree with such allocation/valuation. If Sellers disagree, then each of Buyer and Sellers may use their respective allocations/valuations in preparing and filing their respective returns and any related reports, including but not limited, Internal Revenue Service Form 8594.

4.7 Transfer and Sales Taxes and Fees. Any and all sales, use, excise, value added tax or other transfer taxes (“Transfer Taxes”), recording fees, or personal property title application fees arising by virtue of the sale of the Purchased Assets to Buyer, regardless of whether the liability for said Transfer Taxes or fees is imposed by law upon the Sellers or upon Buyer, shall be borne by the applicable Seller(s). The Seller required by law to file a tax return with respect to such Transfer Taxes shall do so within the time period prescribed by law, and shall indemnify the Buyer, such indemnity to be governed by the provisions of Article X below. To the extent permitted by applicable law, the Parties shall cooperate in taking reasonable steps to minimize any Transfer Taxes.

4.8 Further Assurances; Post Closing Cooperation. (i) At any time or from time to time after the Closing, at Buyer’s request, at no cost to Buyer, and without further consideration, Sellers shall execute and deliver to Buyer such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as Buyer may reasonably deem necessary or desirable in order to more effectively transfer, convey and assign to Buyer and to confirm Buyer’s title to, all of the Purchased Assets, and, to the full extent permitted by law, to put Buyer in actual possession and operating control of the Purchased Assets and to assist Buyer in exercising all rights with respect thereto, and otherwise to cause Sellers to fulfill its/their obligations under this Agreement. (ii) To the extent that Buyer cannot be granted possession in respect of any Purchased Asset as of the Closing Date, such Purchased Asset shall be held by Sellers (or third parties, as may be applicable) for and on behalf of Buyer until such time as Buyer is granted possession thereof and during such period Sellers shall bear all risk of loss with respect to such asset(s). (iii) At the request of the Sellers, and at no cost to Buyer, the Buyer covenants and agrees to execute and deliver standard and customary inventory resale certificates prepared by Sellers in all appropriate jurisdictions with respect to the purchased inventory indicating that the purchased inventory will be resold by the Buyer in the ordinary course of its business after the Closing, which resale certificate(s) shall be reasonably satisfactory, in form and substance, to the Buyer.

4.9 Preservation of the Purchased Assets. Sellers hereby agree to take all actions that are either commercially reasonable or which are otherwise consistent with past practices to preserve the value and integrity of the Purchased Assets prior to the transfer of such assets to Buyer pursuant to this Agreement.

4.10 Prorations. To the extent not otherwise prorated or assumed by Buyer pursuant to this Agreement, Buyer and Sellers shall prorate as of the Closing Date the responsibility for payment of real and personal property lease payments, property Taxes or ad valorem Taxes on any of the Purchased Assets, utilities services expenses on all utilities servicing any Purchased Assets, including water, sewer, telephone, electricity and gas service, and all other expenses which are normally prorated upon the sale of assets of a going concern. The Sellers shall be responsible for and shall pay any (unless an Assumed Liability) Taxes arising or resulting from or in connection with the ownership of Purchased Assets prior to the Closing.

ARTICLE V: REPRESENTATIONS AND WARRANTIES OF SELLERS

Contemporaneously with the execution and delivery of this Agreement, the Sellers have delivered to Buyer a disclosure memorandum dated as of the date of this Agreement (the “Disclosure Letter”) setting forth certain information regarding the Sellers and the Business. The disclosures set forth in the Disclosure Letter qualify only those representations and warranties specifically referenced and referred to in the Disclosure Letter as relating to such disclosures and a disclosure related to any particular representation and warranty shall not qualify any other representation unless so expressly stated. The Sellers and the Seller Parties make the following representations and warranties to Buyer on and as of the Closing Date:

5.1 Organization, Qualification, and Corporate Power. Each of the Sellers is duly organized, validly existing, and in good standing under the laws of the State or Country as detailed in Schedule 5.1 of the Disclosure Letter and is duly authorized to conduct its respective business under the laws of each jurisdiction where such qualification is required (unless where any lack of such authority would not be considered to be a Material Adverse Effect.) Each of the Sellers has the full corporate power and authority to carry on the Business as now conducted and to own and use the properties owned, leased and/or otherwise used by it in the Business. Except as shown on Schedule 5.1 of the Disclosure Letter, none of the Sellers has any Subsidiaries.

5.2 Capitalization. Except as set forth on Schedule 5.2 of the Disclosure Letter, all of the issued and outstanding equity securities of each of the Sellers have been duly authorized are validly issued, fully paid, and non-assessable. The record and beneficial owners and holders of 100% of the issued and outstanding capital stock of each of the Sellers are shown in Schedule 5.2 of the Disclosure Letter.

5.3 Authorization of Transaction. This Agreement constitutes the valid and legally binding obligation of the Sellers, enforceable in accordance with its terms and conditions. Upon the execution and delivery by Sellers of this and all other agreements, documents and instruments to be executed and delivered in accordance with the terms of this Agreement (collectively, the “Sellers Closing Documents”), the Sellers Closing Documents will constitute the valid and legally binding obligation of the Sellers, enforceable in accordance with their respective terms. Each of the Sellers has the full corporate power and authority to execute and deliver this Agreement and Sellers Closing Documents and to perform their respective obligations under this Agreement and Sellers Closing Documents. Each of the Sellers has taken all necessary corporate action to authorize and approve the execution, delivery and performance of this Agreement and the Sellers Closing Documents, which have been duly authorized and executed by a duly authorized officer of each Seller. Except as set forth on Schedule 5.3 of the Disclosure Letter, none of the Sellers are required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Applicable Authority in order to consummate the transactions contemplated by this Agreement.

5.4 No Violation. Except as set forth on Schedule 5.4, neither the execution and the delivery of this Agreement or any of Sellers Closing Documents, nor the consummation of the transactions contemplated hereby or thereby, will (a) violate any Legal Requirements to which any of the Sellers or Tim Scronce or Brenda Scronce may be subject, (b) violate any provision of the articles of incorporation, by-laws or other governing documents of any of the Sellers, (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Sellers are a party or by which they are bound or to which any their assets is subject, (d) cause Buyer to become subject to, or to be liable for the payment of, any Taxes or (e) result in the creation of any Encumbrance upon or with respect to any of the Purchased Assets.

5.5 Financial Statements. Attached to as Schedule 5.5 of the Disclosure Letter are copies of: (a) the audited income statement, balance sheet and statement of cash flows of each of the Sellers for the fiscal years ended December 31, 2010 and December 31, 2011, and (b) the unaudited income statement, balance sheet and statement of cash flows of each of the Sellers for the three (3) month period ending March 31, 2012 (the “Financial Statements”). The unaudited income statement, balance sheet and statement of cash flows of each of the Sellers for the three (3) month period ending June 30, 2012 will be delivered by Sellers representative to Buyer on or before August 15, 2012. Except as set forth on Schedule 5.5, the Financial Statements fairly present the financial condition and the results of operations of the Sellers as at the respective dates of and for the periods referred to therein and reflect the consistent application of accounting principles throughout the periods involved. The Financial Statements were prepared in accordance with the books and records of each of the Sellers.

5.6 Books and Records. The Books and Records, and any other books and accounts, and other records of the Sellers, all of which have been made available to Buyer, are complete and correct in all material respects and have been maintained in accordance with Legal Requirements and sound business practices.

5.7 Condition and Sufficiency of Assets. The tangible Purchased Assets owned or leased by the Sellers are in good operating condition and repair (normal wear and tear excepted), and are adequate for the uses to which they are being put, and none of such tangible assets are in need of maintenance and repairs that are material in nature or cost, except as set forth on Schedule 5.7. The Purchased Assets (a) constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate the Business in the manner presently operated by the Sellers, and (b) include all of the operating assets of the Business. The Customer Database contains an accurate and complete list of the names and identifying information for existing and potential customers, and with respect to existing customers, the six (6) month transaction history with respect to such customers. The Vendor Database contains an accurate and complete list of the names and identifying information of current suppliers used by the Sellers.

5.8 Title to Personal Property. The Sellers own and hold good and valid title or leasehold title to all their respective Purchased Assets, free and clear of any Encumbrances other than Permitted Encumbrances as shown on Schedule 5.8 of the Disclosure Letter.

5.9 Accounts Receivable. All Accounts Receivable arose from or relate to the operation of the Business as of the Closing Date and represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. As of the Closing Date, there will be no contest, claim, or right of set-off, under any contract with any obligor of an Account Receivable relating to the amount or validity thereof. No material amount of receivables is contingent upon the performance by any Seller of any obligation or contract other than normal warranty repair.

5.10 Inventory. All inventory of the Sellers, including but not limited to finished goods, work-in-process and raw materials/components, reflected in the Financial Statements for the period ending on the Closing Date, as shown on Schedule 5.10, consists of a quality and quantity usable and salable in the ordinary course of business.

5.11 No Undisclosed Liabilities. Except as set forth on Schedule 5.11, none of the Sellers have any Liabilities, other than Liabilities that are accrued or reserved against in their respective balance sheets or that were incurred after the date of such balance sheets in the ordinary course of business.

5.12 Recent Activities/No Material Adverse Effect. Except as set forth on Schedule 5.12 of the Disclosure Letter, since December 31, 2011:

(a) there has been no change in the business, financial condition, results of operations, assets, properties or Liabilities of the Business which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(b) there has been no destruction of, damage to or loss of any Purchased Assets (whether or not covered by insurance);

(c) none of the Sellers has sold, assigned, transferred, distributed or otherwise disposed of any material assets of the Business, except in the ordinary course of business, and it has not sold or factored, or agreed to sell or factor, any Accounts Receivable;

(d) no Encumbrance has been imposed on any of the Purchased Assets, other than Permitted Encumbrances;

(e) there has been no changes in any accounting methods, policies or practices of any of the Sellers;

(f) none of the Sellers has entered into any related-party transactions, other than routine advances for employee travel expenses;

(g) none of the Sellers has paid or agreed to pay to any Person damages, fines, penalties or other amounts in respect of actual or alleged violation of any Legal Requirement;

(h) except as shown on Schedule 5.12 (h) of the Disclosure Letter, none of the Sellers has granted any assignment, license, sublicense, or other transfer of any rights under or with respect to any of its Intellectual Property; and

(i) none of the Sellers has entered into any agreement, whether written or oral, to do any of the foregoing.

5.13 Legal Compliance; Permits and Insurance.

(a) Schedule 5.13 of the Disclosure Letter lists all Permits and Licenses. All such Permits and Licenses are in full force and effect and no Seller has received notice(s) of violations by one or more of the Sellers, or a Seller of, or any claims or proceedings pending or, to the Knowledge of any Seller, threatened, challenging the validity of or seeking to discontinue, any of such Permits and Licenses.

(b) Each Seller is, and at all times since January 1, 2010 has been, in compliance with each Legal Requirement that is or was applicable to such Seller and to the conduct or operation of the Business or the ownership or use of any of the Sellers’ assets.

(c) To the Knowledge of Sellers, no event has occurred or circumstance exists that reasonably can be expected to (with or without notice or lapse or time) constitute or result in a violation by one or more Sellers of, or a failure on the part of one or more Sellers to comply with, any Legal Requirement.

(d) No Seller has received, at any time since January 1, 2010, any written notice or to the Knowledge of any Seller, any other communication from any Applicable Authority or any other Person asserting any (i) actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement or (ii) actual, alleged, possible, or potential obligation on the part of any Seller to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(e) Each of the Sellers has timely filed and is current on all reports, if any, required to be filed by it pursuant to the Securities Exchange Act.

(f) Each of the Sellers maintains valid and enforceable insurance policies covering the Business and employees as listed on Schedule 5.13(f) of the Disclosure Schedule. Such insurance policies contain provisions that are reasonable and customary in the industry, and there is no claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

5.14 Tax Matters.

(a) Each of the Sellers (i) has timely filed all income Tax and other Tax Returns required to be filed (or has timely and properly filed valid extensions of time with respect to the filing thereof), and all such Tax Returns are true, correct and complete and (ii) has paid all Taxes shown as owing on such Tax Returns. No claim has ever been made by an Applicable Authority in a jurisdiction where one of the Sellers does not file Tax Returns that it is or may be subject to Tax by that jurisdiction. There are no Encumbrances (other than Permitted Encumbrances) with respect to Sellers that arose in connection with any failure (or alleged failure) to pay any Tax, which is presently or past due.

(b) Each of the Sellers has withheld and paid all Taxes required by law to have been withheld and paid from their respective employees’ compensation, and have withheld and paid, or caused to be withheld and paid, all Taxes on monies paid by the respective Seller to other Persons for which withholding or payment is required by law.

(c) Neither Sellers nor Seller Parties have received any written notice that any audit or other proceeding by any Applicable Authority is contemplated or pending in regard to any Taxes due from or with respect to any of the Sellers.

(d) No material reassessments have been proposed in excess of 10% in the calendar year 2011 as compared to 2010 (for property or ad valorem Tax purposes) of any assets or any property owned or leased by any of the Sellers.

5.15 Intellectual Property.

(a) One or more of the Sellers owns or possesses or has the right to use pursuant to valid and enforceable, written licenses, sublicenses, agreements, or permission all of the Intellectual Property necessary for the operation of the Business as presently conducted and as presently proposed to be conducted. Each item of Intellectual Property owned or used by the Sellers immediately prior to the Closing hereunder will be owned or available for use by Buyer on identical terms and conditions immediately subsequent to the Closing hereunder. Except as set forth on Schedule 5.15(a) of the Disclosure Letter, each item of Intellectual Property owned or used by the Sellers in the operation of the Business immediately prior to the Closing hereunder is included within the Purchased IP.

(b) Except as set forth on Schedule 5.15(b), none of the Sellers has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties. None of the Sellers has received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that one or more of the Sellers must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of Sellers, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any of the Purchased IP.

(c) Schedule 5.15(c) of the Disclosure Letter identifies each patent or trademark registration which has been issued to the applicable Seller with respect to any of its respective Intellectual Property used in or relating to the Business, identifies each pending patent application or application for trademark registration which the applicable Seller has made with respect to any of its Intellectual Property used in or relating to the Business, and identifies each license, sublicense, agreement, or other permission which the applicable Seller has granted to any third party with respect to any of its Intellectual Property (together with any exceptions). Each Seller has delivered to Buyer correct and complete original copies of all such patents, trademarks, registrations, applications, licenses, sublicenses, agreements, and permissions (as amended to date) and has made available to Buyer correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item. Schedule 5.15(c) of the Disclosure Letter also identifies each material unregistered trademark, service mark, trade name, corporate name or Internet domain name, and each material unregistered copyright used by one or more of the Sellers in connection with the Business. With respect to each item of Intellectual Property required to be identified in Schedule 5.15(c) of the Disclosure Letter:

(i) each of the applicable Sellers owns and possesses all of its right, title, and interest in and to the item, free and clear of any Encumbrance (other than Permitted Encumbrances), license, or other restriction or limitation regarding use or disclosure;

(ii) the item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(iii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Knowledge of Sellers, is threatened which challenges the legality, validity, enforceability, use, or ownership of the item, and to the Knowledge of Sellers, there are no grounds for the same;

(iv) none of the Sellers has ever agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the item; and

(v) no loss or expiration of the item is threatened, pending, or reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Seller including without limitation, a failure by the applicable Seller to pay any required maintenance fees).

(d) Schedule 5.15(d) of the Disclosure Letter identifies each item of Intellectual Property that any third party owns and that one or more of the Sellers uses in the Business pursuant to license, sublicense, agreement, or permission (other than commercially available software licensed for $500 or less per licensed copy). Each Seller has delivered to Buyer correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date). With respect to each item of Intellectual Property required to be identified in Schedule 5.15(d) of the Disclosure Letter:

(i) the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect;

(ii) the license, sublicense, agreement, or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following consummation of the transactions contemplated hereby;

(iii) neither the applicable Seller nor, to Sellers’ Knowledge, any other party to the license, sublicense, agreement, or permission is in breach or default, and, to Sellers’ Knowledge, no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

(iv) neither the applicable Seller nor, to Sellers’ Knowledge, any other party to the license, sublicense, agreement, or permission has repudiated any provision thereof;

(v) with respect to each sublicense, the representations and warranties set forth in subsections (i) through (iv) above are true and correct with respect to the underlying license;

(vi) the underlying item of Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(vii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to Sellers’ Knowledge, is threatened that challenges the legality, validity, or enforceability of the underlying item of Intellectual Property, and there are no grounds for the same; and

(viii) no Seller has granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission.

(e) To the Knowledge of Sellers: (i) except as set forth on Schedule 5.15(b), no Seller has in the past nor will it interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Business as presently conducted and as presently proposed to be conducted; (ii) there are no facts that indicate a likelihood of any of the foregoing; and (iii) no notices regarding any of the foregoing (including, without limitation, any demands or offers to license any Intellectual Property from any third party) have been received.

5.16 Contracts. Except as set forth on Schedule 5.16 of the Disclosure Letter, the Assigned Contracts include all contracts, agreements, licenses, commitments, sales and purchase orders, and other instruments of any kind, whether written or oral. Each of the Sellers has delivered, as the case may be, to Buyer true, complete and correct copies of the written Assigned Contracts and a true and correct summary of the oral statements of work under the Assigned Contracts. Each Assigned Contract is valid, binding and in full force and effect and enforceable in accordance with its terms with respect to the applicable Seller and, to Sellers’ Knowledge, with respect to the customer or vendor to each such Assigned Contract. Except as set forth on Schedule 5.16 of the Disclosure Letter:

(i) Each Assigned Contract was entered into in the ordinary course of business;

(ii) Each Seller has complied in with all material terms and conditions of each Assigned Contract;

(iii) No Assigned Contract is subject to any claims, charges, set-offs or defenses;

(iv) None of the Sellers nor, to Sellers’ Knowledge, any other party to any Assigned Contract, is in default under any Assigned Contract, and no event has occurred that, with the giving of notice or the passing of time, or both, will constitute a breach or default under any Assigned Contract;

(v) None of the Sellers has received any written notice of a default or a threatened default under any Assigned Contract, and to Sellers’ Knowledge, none of the Sellers has received verbal notice of a default, or threatened default, under any Assigned Contract; and

(vi) None of the Sellers has utilized, directly or indirectly, the services of any subcontractor in the performance of any Assigned Contract.

(a) Except as set forth on Schedule 5.16 of the Disclosure Letter, the Assigned Contracts may be assigned by each of the respective Sellers, as applicable, to Buyer without the consent of any Person.

(b) No claim or dispute is pending or, to Sellers’ Knowledge, threatened under or with respect to any Assigned Contract.

(c) None of the Sellers has assigned or otherwise conveyed or transferred to any Person, or agreed to assign or transfer to any Person, any Assigned Contract or any account receivable relating thereto, whether as a security interest or otherwise.

5.17 Litigation. Schedule 5.17 of the Disclosure Letter sets forth each instance in which one or more of the Sellers (a) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge, or (b) is a party or, to the Knowledge of Sellers, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any Applicable Authority. To the Knowledge of Sellers, no event has occurred or circumstances exist that is reasonably likely to give rise to or serve as the basis for the commencement of any such action, suit, proceeding, hearing, or investigation against the Sellers.

5.18 Employees.

(a) Schedule 5.18(a) of the Disclosure Letter contains a complete and accurate list of the following information for any associated person of each Seller, including each employee, independent contractor, consultant or agent providing services to the Business: job title; date of hire; current compensation paid or payable, whether hired by one of the Sellers (and if so, which Seller) or a third party.

(b) Each Seller: (i) is in compliance with all Legal Requirements respecting labor and employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to employees; (ii) has withheld and reported in a timely manner all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries, accrued vacation, paid-time-off, or personal time off and other payments to employees; (iii) is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Applicable Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice); (v) complies with all requirements and work practices and procedures under the Occupational Safety and Health Act (“OSHA”) and state counterparts thereof; and (vi) has not received any OSHA citations or been required to pay any fines or penalties under OSHA or the state counterparts thereof. Except as set forth in Schedule 5.18(b) of the Disclosure Letter, there are no pending claims or actions against any of the Sellers for workers’ compensation claims or under any worker’s compensation policy or long-term disability policy nor to the Knowledge of Sellers are any such claims or actions threatened against any of the Sellers. Each Person whom one of the Sellers has retained as an independent contractor qualifies or qualified as an independent contractor and not as an employee of such Seller under the Code and all applicable Federal, state and local laws.

5.19 Certain Business Relationships. Except as shown on Schedule 5.19 of the Disclosure Letter, neither Tim Scronce nor any member of his immediate family nor any of his Affiliates has been involved in any business arrangement or relationship with the Sellers since July 1, 2011, and neither Tim Scronce nor any member of his immediate family nor any of his Affiliates own any asset, tangible or intangible, which, in each case, is used in or relates to the Business. Except as shown on Schedule 5.19 of the Disclosure Letter, neither Tim Scronce nor any member of his immediate family nor any of his Affiliates, owns or has a 5% or more ownership interest in any Person that is or was during the last three (3) years a party to any contract, agreement or understanding, business arrangement or relationship with the Business.

5.20 Brokers or Finders; Third Party Expenses; Other Expenses. Except as shown on Schedule 5.20 of the Disclosure Letter, the Sellers have not incurred any Liability for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the transactions contemplated by this Agreement for which Buyer or the Sellers could become liable or obligated. In addition, Schedule 5.20 sets forth other liabilities and obligations of the Sellers,

(i.e., Third Party Expenses and Other Expenses), that are contingent upon, or will occur or accelerate as a result of the Closing, including but not limited to, equipment and other lease termination payments, payment of loans, lines of credit, notes payable and/or other indebtedness owed by Sellers, to be paid at Closing as directed on Schedule 4.1.

5.21 Employee Benefit Plans.

(a) Neither TelWorx, TowerWorx, nor any ERISA Affiliate of either, maintains, administers or contributes to, or has maintained, administered or contributed to, nor do the employees of Telworx, TowerWorx, or any ERISA Affiliate of either receive or expect to receive as a condition of employment, benefits pursuant to any: Employee Benefit Plan or Other Plan other than those Employee Benefit Plans and Other Plans described in Schedule 5.21(a).

(b) True, correct, and complete copies of (i) all the documents constituting the Employee Benefit Plans and Other Plans (including, without limitation, initial and annual safe harbor notices for any Plan that is intended to be a “safe harbor” plan under Code Section 401(k)(12) or 401(k)(13)), (ii) annual reports on Form 5500 (to the extent required to be prepared) for the three most recent plan years for all Employee Benefit Plans and Other Plans, and (iii) the most recent IRS determination or opinion letter and compliance tests for the three most recent plan years for each Employee Benefit Plan that is intended to be qualified under Code Section 401(a), have been delivered to the Buyer.

(c) Neither TelWorx, TowerWorx, nor any ERISA Affiliate of either has sponsored or maintained, has had any obligation to sponsor or maintain, or has had any liability (whether actual or contingent, with respect to any of its assets or otherwise) with respect to any Employee Benefit Plan subject to Section 302 of ERISA, Code Section 412 or Title IV of ERISA (including any Multiemployer Plan). The transactions contemplated by this Agreement will not constitute a complete or partial withdrawal from any Employee Benefit Plan subject to Section 302 of ERISA, Code Section 412, or Title IV of ERISA (including any Multiemployer Plan) and neither TelWorx, TowerWorx, nor any ERISA Affiliate of either has ever incurred a complete or partial withdrawal from any Employee Benefit Plan subject to Section 302 of ERISA, Code Section 412, or Title IV of ERISA (including any Multiemployer Plan).

(d) Except as set forth in Schedule 5.21(d), each Employee Benefit Plan and Other Plan has been administered, maintained and operated in all respects in accordance with its constituent documents and with all applicable provisions of the Code, ERISA and other applicable Legal Requirements.

(e) Except as set forth in Schedule 5.21(e), each Employee Benefit Plan that is intended to be qualified under Code Section 401(a) either (i) has received a determination letter from the IRS to the effect that it meets the requirements of Code Section 401(a) and which reflects compliance with all applicable legislation, or (ii) uses an IRS-approved prototype or volume submitter plan and is entitled to rely on the IRS opinion letter issued to the sponsor of such prototype or volume submitter plan under applicable IRS guidance; and, to the Knowledge of TelWorx and TowerWorx, no event or circumstance has occurred or exists since the date of any such determination or opinion letter that could reasonably be expected to adversely affect the qualification of such Employee Benefit Plan.

(f) There are no pending claims, audits, investigations, examinations or lawsuits by, against, or relating to any Employee Benefit Plan or Other Plan that would, if successful, result in liability for TelWorx, TowerWorx, or any ERISA Affiliate of either; no claims, audits, investigations, examinations or lawsuits have been instituted or, to the Knowledge of TelWorx, TowerWorx, or any ERISA Affiliate of either, threatened by or against any Employee Benefit Plan or Other Plan, against the assets of any trust or other funding arrangement under any Employee Benefit Plan or Other Plan, by or against TelWorx, TowerWorx, or any ERISA Affiliate of either with respect to any Employee Benefit Plan or Other Plan, or by or against the plan administrator or any fiduciary of any Employee Benefit Plan or Other Plan; and no matters are pending with respect to any Employee Benefit Plan under the IRS’ Employee Plans Compliance Resolution System, the U.S. Department of Labor’s Voluntary Fiduciary Correction Program or other similar programs.

(g) With respect to each Employee Benefit Plan, no Person holds (or has ever held) any fiduciary office who would be prohibited from doing so under Section 411 of ERISA and there has not occurred any (i) non-exempt “prohibited transaction” (within the meaning of Code Section 4795) or transaction prohibited by Section 406 or 407 of ERISA, or (ii) breach of any fiduciary duty described in Section 404 or 405 of ERISA, that would result in any liability for TelWorx, TowerWorx, or any ERISA Affiliate of either, or for any stockholder, member, officer, director, consultant or employee of TelWorx, TowerWorx, or any ERISA Affiliate of either.

(h) Timely payment has been made of all amounts that TelWorx, TowerWorx, and each ERISA Affiliate is required to pay as contributions to the Employee Benefit Plans and Other Plans as of the last day of the most recent fiscal year of each Employee Benefit Plan and Other Plan ended before the date of this Agreement; all benefits accrued under any unfunded Employee Benefit Plan or Other Plan will have been timely paid, accrued, or otherwise adequately reserved in accordance with GAAP on the Closing Balance Sheet; all premiums and other payments or contributions that are required to be paid to each Employee Benefit Plan or Other Plan have been timely paid; and all monies withheld from employee paychecks with respect to each Employee Benefit Plan have been transferred to the appropriate plan or funding vehicle within the timeframe imposed by Legal Requirements.

(i) Neither TelWorx, TowerWorx, nor any ERISA Affiliate of either has prepaid or prefunded any Employee Benefit Plan or Other Plan providing medical, health, life insurance or other welfare-type benefits (other than a plan subject to Code Section 125) through a trust, reserve, premium stabilization or similar account, nor does any of them provide benefits through a voluntary employees’ beneficiary association as defined in Code Section 501(c)(9).

(j) Neither TelWorx, TowerWorx, nor any ERISA Affiliate of either maintains or contributes to, has ever maintained or contributed to, or has ever been required to maintain or contribute to, any Employee Benefit Plan providing medical, health, life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses or dependents, other than in accordance with Code Section 4980B, Part 6 of Subtitle B of Title I of ERISA, or similar applicable state law.

5.22 Disclosure. No representation or warranty of the Sellers, or of Tim Scronce, or Brenda Scronce in this Agreement and no statement in the Disclosure Letter omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

5.23 Limitation on Sellers’ Representations and Warranties. EXCEPT AS SET FORTH IN THIS AGREEMENT AND THE DISCLOSURE LETTER DELIVERED BY THE SELLERS, THE SELLERS DO NOT MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE PURCHASED ASSETS, THE BUSINESS OR THE SELLERS, AND ALL OTHER REPRESENTATIONS OR WARRANTIES BY THE SELLERS ARE HEREBY DISCLAIMED.

ARTICLE VI: REPRESENTATIONS AND WARRANTIES OF BUYER AND PARENT

Buyer and Parent represent and warrant to Sellers as follows:

6.1 Organization. Buyer and Parent are each a corporation, duly organized, validly existing, and in good standing under the laws of the State of Delaware and each is duly authorized to conduct its respective business under the laws of each jurisdiction where such qualification is required.

6.2 Authorization of Transaction. Buyer and Parent have full power and authority to execute and deliver this Agreement and each other agreement to be executed or delivered by either Buyer or Parent at Closing, and to perform their respective obligations thereunder, and such actions have been duly authorized by all necessary corporate action of Buyer and Parent, respectively. This Agreement constitutes the valid and legally binding obligations of Buyer and Parent, enforceable in accordance with its terms and conditions. Upon the execution and delivery of the other agreements, documents and instruments to be executed and delivered by Buyer and/or Parent in accordance with the terms of this Agreement (collectively, the “Buyer Closing Documents”), the Buyer Closing Documents will constitute the valid and legally binding obligation of Buyer or Parent, as the case may be, enforceable in accordance with their respective terms. Neither Buyer nor Parent is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Applicable Authority in order to consummate the transactions contemplated by this Agreement.

6.3 No Violation. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (a) violate any Legal Requirements, constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Applicable Authority to which Buyer or Parent is subject or any provision of its certificate of formation, or other governing documents, or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer or Parent is a party or by which it is bound or to which any of its assets are subject. Neither Buyer nor Parent is required to obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby.

6.4 Capitalization. All of the issued and outstanding equity securities of Parent and Buyer have been duly authorized and are validly issued, fully paid, and non-assessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof. The shares of Parent’s Common Stock to be issued pursuant to this Agreement will be duly authorized, validly issued, fully paid and non-assessable.

6.5 Legal Compliance

Parent has timely filed accurate and complete, and is current on, all registration statements, proxy statements, and other statements, reports, schedules, forms, instruments, certifications and other documents (collectively, the “SEC Documents”) required to be filed by it pursuant to the Securities Act and the Securities Exchange Act.

6.6 Brokers or Finders. Neither Buyer nor Parent has incurred any Liability for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the transactions contemplated by this Agreement for which Buyer, Parent or the Sellers could become liable or obligated.

6.7 Disclosure. No representation or warranty of Buyer in this Agreement omits to state a material fact necessary to make the statements herein, in light of the circumstances in which they were made, not misleading.

ARTICLE VII: COVENANTS

7.1 General. Each Party will use its best efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement.

7.2 Notices and Consents. Sellers will give appropriate and timely notices to third parties, and, with the reasonable cooperation of Buyer, will use their best efforts to obtain the consents listed on Schedule 7.2 as soon as reasonably practicable after Closing (the “Other Approvals”).

7.3 Confidentiality. In recognition of the confidential nature of certain of the information which has been or will be provided to each Party by the other, each of Buyer, Parent and Sellers agrees to retain in confidence, and to require its respective directors, officers, employees, consultants, professional representatives and agents (collectively, its “Representatives”) to retain in confidence all confidential information transmitted or disclosed to it by the other, and further agrees that it will not use for its own benefit and will not use or disclose to any third party, or permit the use or disclosure to any third party of, any confidential information obtained from or revealed by the other, except that each of Buyer, Parent and Sellers may disclose the information to those of its Representatives who need the information for the proper performance of their assigned duties with respect to the consummation of the transactions contemplated hereby. In making such information available to its Representatives, each of Buyer, Parent and Sellers shall take any and all precautions necessary to ensure that its Representatives use the information only as permitted hereby. Notwithstanding anything to the contrary in the foregoing provisions, such information may be disclosed (a) where it is necessary to any regulatory authorities or governmental agencies; (b) if it is required by court order or decree or applicable law; (c) if it is ascertainable or obtained from public or published information; (d) if it is received from a third party not known to the recipient to be under an obligation to keep such information confidential; or (e) if the recipient can demonstrate that such information was in its possession prior to disclosure thereof in connection with this Agreement. If any Party shall be required to make disclosure of any such information by operation of law, such disclosing Party shall give the other Party prior notice of the making of such disclosure and shall use all reasonable efforts to afford such other Party an opportunity to contest the making of such disclosure.

As used in this Agreement, the term “Confidential Information” includes, but is not limited to, any and all of the following information of Sellers, Buyer or Parent:

(i) all information that is a trade secret under applicable trade secret or other law;

(ii) all information concerning product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer hardware, software and computer software and database technologies, systems, structures and architectures;

(iii) all information (A) concerning the Business as operated by the Sellers or (B) of Buyer or Parent (which includes, in each case, historical and current financial statements, financial projections and budgets, Tax Returns and accountants’ materials, historical, current and projected sales, capital spending budgets and plans, business plans, strategic plans, marketing and advertising plans, publications, client, customer and supplier lists and files, contracts, the names and backgrounds of key personnel and personnel training techniques and materials, however documented);

(iv) all notes, analyses, compilations, studies, summaries and other material to the extent containing or based, in whole or in part, upon any information included in the foregoing; and

(v) the terms of this Agreement and of all other agreements, documents, instruments and certificates relating to this Agreement and the transactions contemplated herein and therein.

7.4 Third Party Claims. The Parties shall cooperate with each other with respect to the defense of any claims or litigation made or commenced by third parties subsequent to the Closing Date which are not subject to the indemnification provisions contained in Article X, provided that the Party requesting cooperation shall reimburse the other Party for the other Party’s reasonable out-of-pocket costs and expenses of furnishing such cooperation.

7.5 Employees; Payroll and Payroll Records. Sellers and Buyer agree that at the Closing, Buyer shall have purchased substantially all of the assets of the Sellers, and in connection therewith Buyer may employ certain individuals who immediately before the Closing Date were employed persons of one of the Sellers. Sellers shall be responsible for furnishing a Form W-2 to each employee employed by Seller(s) prior to the Closing Date disclosing all wages and other compensation paid for such calendar year to the Closing Date, and taxes withheld therefrom. Buyer shall be responsible for furnishing a Form W-2 to each employee employed by Buyer who had been employed by the Seller(s), disclosing all wages and other compensation paid for such calendar year, and taxes withheld therefrom, commencing as of the Closing Date.

7.6 Nonassignable Contracts or Permits. To the extent that the assignment hereunder by one or more of the Sellers to Buyer of any Assumed Contract or Assumed Permit is not permitted or is not permitted without the consent of any other party to the Assumed Contract or Assumed Permit, as identified on Schedule 7.6 of the Disclosure Letter, which consent has not been received, this Agreement shall not be deemed to constitute an assignment of any such Assumed Contract or Assumed Permit if such consent is not given or if such assignment otherwise would constitute a material breach of, or cause a loss of contractual benefits under, any such Assumed Contract or Assumed Permit. With respect to any such Assumed Contract or Assumed Permit, one or more of the Sellers, with the cooperation of Buyer, shall continue to use commercially reasonable efforts to obtain such consents and shall cooperate with Buyer in any arrangement designed to provide Buyer with the rights and benefits (subject to the obligations) under any such Assumed Contracts or Permits. Upon the receipt of any such consent, the applicable Seller shall assign such Assumed Contract or Permit to Buyer. Without limiting the generality of any other provision of this Agreement, the non-assignment of any such Assumed Contract or Permit shall not, to the extent the Liabilities thereunder would have been Assumed Liabilities but for this Section 7.6, affect the status of such Liabilities as Assumed Liabilities.

7.7 Receivables. All payments and reimbursements made by any third party in the name of or to one or more Sellers in connection with or arising out of the Business or the Purchased Assets, shall be held by such Seller in trust for the benefit of Buyer, and within three (3) Business Days after receipt by a Seller of any such payment or reimbursement, such Seller shall pay over to Buyer the amount of such payment or reimbursement, together with all corresponding notes, documentation and information received in connection therewith, or, at Buyer’s direction, shall be deposited by such Seller in one or more bank accounts as directed in writing by Buyer.

7.8 Payment of Excluded Liabilities. After the Closing Date, the applicable Seller shall cause payment in full and discharge of all of the Excluded Liabilities in accordance with their stated terms, as applicable, and in a manner that is not detrimental to any relationships of Buyer with lessors, employees, contractors, customers, suppliers or others.

7.9 Employee Matters.

(a) Effective as of the Closing Date, the Sellers shall terminate the employment of each of its employees. Coincident with such termination of employment, Buyer shall offer employment to those individuals listed on Schedule 7.9, by transmitting offer letters substantially in the form attached hereto as Exhibit C, with initial compensation and benefit packages based upon Buyer’s compensation policies. Those current employees of the Sellers who accept Buyer’s employment offer and become employed by Buyer effective as of the Closing Date shall be referred to herein as “Buyer Employees” and be identified on Schedule 7.9. The Sellers and Buyer will cooperate reasonably with each other to provide an orderly administrative transition to Buyer of the Buyer Employees following the Closing Date, including the provision to Buyer of all necessary documents, records, materials, files and Tax information with respect to each such Buyer Employee.

(b) With respect to each Employee Benefit Plan that is a “group health plan” as defined in Code Section 5000(b)(1) and ERISA Section 607, the Buyer and Parent shall have sole responsibility for satisfying all notice and benefit requirements under Code Section 4980B and Part 6 of Subtitle B of Title I of ERISA (“COBRA”) with respect to each person who is an “M&A qualified beneficiary” as defined in Treasury Regulation Section 54.4980B-9 in connection with the transactions contemplated by this Agreement. Buyer shall be solely responsible for providing the required notices and coverage under COBRA to qualified beneficiaries entitled to COBRA continuation coverage under Buyer’s group health plan in connection with qualifying events occurring after the Closing Date.

(c) Effective as of the Closing Date, TelWorx shall assign to Buyer, and Buyer shall assume from TelWorx, each Employee Benefit Plan maintained by TelWorx as of the Closing Date. Pursuant to such assignment and assumption, Buyer shall become the plan sponsor of each Employee Benefit Plan as of the Closing Date and shall have the same rights and obligations as TelWorx had under each such Employee Benefit Plan.

ARTICLE VIII: CONDITIONS TO OBLIGATION TO CLOSE

8.1 Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) all of the representations and warranties set forth in Article V above shall be true and correct in all material respects at and as of the Closing Date;

(b) each of the representations and warranties set forth in Article V above that contains an express materiality or Material Adverse Effect qualification shall be true and correct in all respects at and as of the Closing Date;

(c) Sellers shall have performed and complied in all material respects with all of their covenants and agreements hereunder to be complied with or performed by Sellers through the Closing;

(d) no action or proceeding before any Applicable Authority shall have been instituted or threatened to restrain or prohibit the transactions herein contemplated, and no Applicable Authority shall have taken any other action or made any request of Buyer as a result of which Buyer reasonably and in good faith deems it inadvisable to proceed with the transactions hereunder; and there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

(e) Sellers shall have delivered to Buyer the certificates to the effect that each of the conditions specified above in Section 8.1(a)-(d) is satisfied;

(f) The Sellers shall have delivered bills of sale and assignments substantially in the form of Exhibit A, executed by each Seller, as applicable, conveying all of the tangible and intangible personal property included in the Purchased Assets to Buyer, free and clear of all Encumbrances other than Permitted Encumbrances. Each Seller shall also deliver original instruments (if any) representing, evidencing or constituting such Seller’s Purchased Assets. To the extent necessary in the opinion of Buyer’s counsel, each Seller shall also execute and deliver (in recordable form where required) separate assignments of any of the Purchased Assets, and where applicable, in the form required by the applicable governmental agencies, Sellers’ insurance companies, customers, lessors, and other parties with whom the assignments must be filed;

(g) each of the employees of the Sellers shall have delivered to Buyer the duly executed Employment Documents pursuant to which each of the employees listed on Schedule 7.9 agreed to accept Buyer’s offer of employment. The Employment Documents to be executed are attached hereto as Exhibit C attached hereto;

(h) Tim Scronce shall have executed and delivered an offer letter (“Employment Arrangement”) with Buyer in the form set forth in Exhibit D attached hereto;

(i) none of the Sellers shall (i) be in receivership; (ii) have made any assignment for the benefit of creditors; (iii) have been adjudicated a bankrupt; (iv) have filed a petition in voluntary bankruptcy, a petition or answer seeking reorganization, or an arrangement with creditors under the federal bankruptcy law or any other similar law or statute of the United States or any state, nor shall any such petition have been filed against any it; or (v) have entered into any agreement to do or permit the doing of any of the foregoing on or immediately after the Closing Date;

(j) each Seller shall have delivered UCC termination statements, payoff letters agreeing to or authorizing the filing of UCC termination statements, or other releases for all Encumbrances on the Purchased Assets that are not Permitted Encumbrances;

(k) there shall be no material adverse change in, or loss of, any business relationship between the Sellers and any of its respective top ten (10) customers or suppliers;

(l) Buyer shall have received such other documents as Buyer reasonably deems necessary to effect the transactions contemplated hereby and all actions to be taken by Sellers in connection with the consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Buyer; and

(m) Sellers shall have delivered to Buyer copies of all books and records of any type or nature relating to the Purchased Assets (other than the Sellers’ charter documents, minute books and seals) including but not limited to supplier lists, supplier records, supplier information, customer lists, customer records and customer information.

Buyer may waive any condition specified in this Section 8.1 if it executes a writing so stating at or prior to the Closing.

8.2 Conditions to Obligation of Sellers. The obligation of Sellers to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:

(a) the representations and warranties set forth in Article VI above shall be true and correct in all material respects at and as of the Closing Date;

(b) each of the representations and warranties set forth in Article VI above that contains an express materiality or Material Adverse Effect qualification shall be true and correct in all respects at and as of the Closing Date;

(c) Buyer shall have performed and complied in all material respects with all of its covenants and agreements hereunder to be complied with or performed by Buyer through the Closing;

(d) no action or proceeding before any Applicable Authority shall have been instituted or threatened to restrain or prohibit the transactions herein contemplated, and no Applicable Authority shall have taken any other action or made any request of Sellers as a result of which Sellers reasonably and in good faith deem it inadvisable to proceed with the transactions hereunder; and there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

(e) Buyer shall have delivered a certificate to the effect that each of the conditions specified above in Sections 8.2(a) through 8.2(d) is satisfied;

(f) Buyer shall have delivered an assumption agreement substantially in the form of Exhibit E, duly executed by Buyer, under which Buyer assumes the Assumed Liabilities;

(g) Buyer shall not (i) be in receivership; (ii) have made any assignment for the benefit of creditors; (iii) have been adjudicated a bankrupt; (iv) have filed a petition in voluntary bankruptcy, a petition or answer seeking reorganization, or an arrangement with creditors under the federal bankruptcy law or any other similar law or statute of the United States or any state, nor shall any such petition have been filed against any it or (v) have entered into any agreement to do or permit the doing of any of the foregoing on or immediately after the Closing Date;

(h) Sellers shall have received such other documents as the Sellers reasonably deem necessary to effect the transactions contemplated hereby and all actions to be taken by Buyer or Parent in connection with the consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Sellers.

Sellers may waive any condition specified in this Section 8.2 if they execute a writing so stating at or prior to the Closing.

ARTICLE IX: ESCROW

By virtue of this Agreement and as security for the indemnity provided in Article X hereof, concurrent with the Closing, Buyer shall set aside from the Initial Purchase Price the Escrow Amount to be held by Buyer in Escrow (“Escrow Fund”) and governed by the terms set forth herein. The Escrow Fund shall be available to compensate the Buyer and/or any Indemnified Parties for any claims of such parties for any Losses suffered or incurred by them and for which they are entitled to recovery as provided in Article X of this Agreement (subject to the Buyer’s obligation to take all commercially reasonable good faith efforts to mitigate any such Losses), provided that the Buyer shall not be required to take any action that the Buyer determines in good faith is not in the best interests of the business of the Buyer.

(a) Escrow Period; Distribution of Remaining Escrow Fund. Subject to the requirements set forth below, the Escrow Fund shall be in existence immediately following the Closing and shall terminate at 5:00 p.m., local time in Chicago, Illinois, on December 31, 2013 (the “Escrow Period”), provided, however, that the Escrow Period shall not terminate with respect to any amount which is necessary to satisfy any unsatisfied claims that have been made prior to the expiration of the Escrow Period in accordance with the terms of this Agreement. As soon as all such claims have been resolved, the Buyer shall distribute to Sellers the remaining portion, if any, of the Escrow Fund, pursuant to written instructions from the Sellers’ representative. In case Sellers’ representative shall object in writing to any claims made by Buyer or third party as discussed below, the Parties shall attempt in good faith to agree upon the rights of the respective Parties with respect to each of such claims. If the Parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by the Buyer and Sellers’ representative. Buyer shall be entitled to rely on such memorandum and distribute funds from the Escrow in accordance with the provisions of this Agreement. The Buyer shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such Escrow Fund as a trust fund in accordance with the terms of this Agreement and not as the property of Buyer or any Third Party, Indemnified Party or any Indemnifying Party, and shall hold and dispose of the Escrow Fund only in accordance with the terms of this Article IX.

(b) Claims for Indemnification. Claims against the Escrow Fund shall be made in accordance with the procedures set forth in Sections 10.7 and 10.8 of this Agreement.

ARTICLE X: INDEMNIFICATION

10.1 Survival of Representations and Warranties. Subject to all other terms and conditions set forth in this Article X, all representations, warranties, covenants and obligations in this Agreement, the Disclosure Letter, the supplements to the Disclosure Letter, the certificates delivered pursuant to Sections 8.1(e) and 8.2(e) and any other certificate or document delivered pursuant to this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby. The right to indemnification, payment of Losses or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant, or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of, or compliance with, any covenant or obligation, will not affect the right to indemnification, payment of Losses, or other remedy based on such representations, warranties, covenants and obligations.

10.2 Indemnification by Sellers and Seller Parties. Subject to all other terms and conditions set forth in this Article X, Seller Parties and Sellers, jointly and severally, will indemnify, defend and hold harmless Buyer, its successors and permitted assigns, and their respective officers, directors, employees, agents, consultants, advisors, or other representatives, including legal counsel, accountants, and financial advisors (the “Buyer Indemnitees”), and will reimburse the Buyer Indemnitees for all Losses sustained or incurred by any Buyer Indemnitee, as a result of or arising out of or by virtue of:

(a) any inaccuracy in or breach of any representation or warranty made by Sellers or Seller Parties to Buyer herein or in any closing document delivered to Buyer in connection herewith;

(b) the breach by Sellers or Seller Parties of, or failure of Sellers or Seller Parties to comply with, any of the covenants or obligations under this Agreement or the Sellers Closing Documents to be performed by Sellers (including, without limitation, their obligations under this Article X);

(c) any Liability or obligation of Sellers other than the Assumed Liabilities, or any claim against Buyer with respect to any such Liability or alleged Liability other than the Assumed Liabilities; and/or

(d) any Taxes imposed upon or relating to one or more of the Sellers or the pre-Closing operation of the Business, except to the extent such Taxes are included in the determination of the Net Working Capital.

10.3 Indemnification by Buyer and Parent. Buyer and Parent, jointly and severally, will indemnify, defend and hold harmless Sellers and their respective heirs, administrators, executors, successors and permitted assigns, shareholders, members, officers, directors, managers, employees, agents, consultants, advisors, or other representatives, including legal counsel, accountants, and financial advisors (the “Sellers Indemnitees”), and will reimburse the Sellers Indemnitees for all Losses sustained or incurred by any Seller Indemnitee, as a result of or arising out of or by virtue of:

(a) any inaccuracy in or breach of any representation or warranty made by Buyer or Parent to Sellers herein or in any closing document delivered to Sellers in connection herewith;

(b) the breach by Buyer or Parent of, or failure of Buyer or Parent to comply with, any of the covenants or obligations under this Agreement or Buyers Closing Documents to be performed by Buyer (including, without limitation, their obligations under this Article X);

(c) the failure of Buyer or Parent to discharge when due any Assumed Liability;

(d) any Taxes imposed upon or relating to Buyer other than the Excluded Liabilities; or

(e) any liability or obligation of Buyer or Parent or arising out of Buyer’s operation of the Business after the Closing Date other than the Excluded Liabilities.

10.4 Payment. Any indemnification payment made by Sellers or Seller Parties to the Buyer Indemnitees to satisfy the amount of any Losses pursuant to Section 10.2 shall first be satisfied by the Escrow. Further, any indemnification payment made by Buyer, Sellers, or Seller Parties pursuant to this Article X will be deemed an adjustment to the Purchase Price.

10.5 Survival of Representations, Warranties and Covenants; Time Limitations; Indemnity Periods. No claim pursuant to this Article X may be asserted under this Agreement unless the Party making the claim gives the Party against whom the claim is to be made notice of such claim before the end of the applicable survival period (as hereinafter defined); provided, however, that such claim shall survive the expiration of the survival period if notice thereof, as required hereby, was previously given before the end of the applicable survival period. The representations, warranties, covenants and agreements in this Agreement made by Sellers, Seller Parties and Buyer respectively will survive the Closing: (x) with respect to each covenant of Sellers, Seller Parties and Buyer that, by its terms, has a specified termination or expiration date, until such termination or expiration date; (y) until thirty (30) days after the expiration of all applicable statutes of limitations (including all periods of extension, whether automatic or permissive) with respect to matters covered by Sections 5.1, 5.3, 5.8, 5.13, 5.14, 5.15(a), 5.20 and 5.21 (the “Sellers Fundamental Representations”) and/or 6.1, 6.2, 6.5 and 6.6; and (z) until December 31, 2013 in the case of all other representations and warranties, except that:

(a) in the event of intentional misrepresentation or fraud in the making of any representation or warranty, all representations, warranties, covenants and agreements that are the subject of the intentional misrepresentation or fraud, shall survive until thirty (30) days after the expiration of all applicable statutes of limitations (including all periods of extension, whether automatic or permissive) with respect to matters covered thereby; and

(b) rights to indemnification under this Article X will survive until any claims brought hereunder within the time periods set forth in this Section 10.5 shall have been satisfied or otherwise resolved as provided herein.

Further, in no event shall the indemnification obligations of the Seller Parties survive for a period in excess of four (4) years from the Closing Date.

10.6 Limitations on Amount of Liability.

(a) Except as otherwise provided in Section 10.6(c), the Sellers or Seller Parties will have no Liability to the Buyer Indemnitees pursuant to Section 10.2 under, or in connection with, this Agreement, or in any closing document delivered to Buyer in connection herewith or any of the contemplated transactions relating thereto until the total of all Losses with respect to such claims exceeds Seventy-Five Thousand Dollars ($75,000.00) (the “Deductible”), at which time the Sellers or Seller Parties shall be liable for all Losses, including the Deductible, subject to the provisions set forth in Section 10.6(b).

(b) Except as otherwise provided in Section 10.6(c), the maximum amount of Losses that the Sellers or Seller Parties shall, in the aggregate, be required to pay to the Buyer Indemnitees pursuant to Section 10.2 shall be equal to the sum of One Million Dollars ($1,000,000.00) (the “Cap”)

(c) The limitations contained in Section 10.6(a) and Section 10.6(b) shall not apply to any indemnification claim made pursuant to Section 10.2 attributable to (i) a breach of any of the Sellers Fundamental Representations, (ii) claims based on intentional misrepresentation or fraud in the making of any representation or warranty committed by the Sellers or Seller Parties, or (iii) claims based upon Sections 10.2(b)-(d); provided, however, that the maximum amount of Losses that the Seller Parties shall, in the aggregate, be required to pay to the Buyer Indemnitees for any indemnification claim made pursuant to Section 10.2 attributable to (i) a breach of any of the Sellers Fundamental Representations, (ii) claims based on intentional misrepresentation or fraud in the making of any representation or warranty committed by the Sellers or Seller Parties or (iii) claims based upon Sections 10.2(b)-(d) shall not exceed the sum of Seven Million Dollars ($7,000,000.00).

10.7 Third-Party Claims.

(a) Promptly, but in no event less than fifteen (15) days, after receipt by a Party entitled to indemnity under Section 10.2 or Section 10.3 (an “Indemnified Party”) of notice of the assertion of a Third-Party Claim against it, such Indemnified Party shall give notice to the Party obligated to indemnify under such Section (an “Indemnifying Party”) of the assertion of such Third-Party Claim, provided that the failure to notify the Indemnifying Party will not relieve the Indemnifying Party of any Liability that it may have to any Indemnified Party, except to the extent that the Indemnifying Party demonstrates that the defense of such Third-Party Claim is materially prejudiced by the Indemnified Party’s failure to give such notice. All Parties agree to act reasonably and in good faith in response to any Third Party Claim. In the event that such Third Party Claim is made against one or more of the Sellers and the Sellers’ representative disputes that the third party is entitled to be paid the amount set forth in the Notice of Third Party Claim, the Sellers’ representative shall notify the Buyer of such dispute in writing within fifteen (15) days following receipt of the Notice of Third Party Claim. If the Sellers’ representative does not dispute the amount set forth in such Notice of Third Party Claim within said fifteen (15) day period, the Buyer may deliver from the Escrow Fund such amount in payment of the claim to the third party. In the event that the Sellers’ representative timely disputes the Third Party Claim, Buyer shall release from the Escrow Fund such sum and pay the Claim only if (x) such payment is agreed by the Sellers’ representative in writing, or (y) such payment is directed or permitted pursuant to the terms of this Agreement.

(b) If an Indemnified Party gives notice to the Indemnifying Party of the assertion of a Third-Party Claim, the Indemnifying Party shall, unless it involves Taxes, be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes (unless (i) the Indemnifying Party is also a Party against whom the Third-Party Claim is made and the Indemnified Party determines in good faith that joint representation would be inappropriate or (ii) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Third-Party Claim and provide indemnification with respect to such Third-Party Claim), to assume the defense of such Third-Party Claim with counsel reasonably satisfactory to the Indemnified Party, which notice shall be required to be given within thirty (30) days after delivery of notice under Section 10.7(a) above. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such Third-Party Claim, the Indemnifying Party shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this Article X for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Third-Party Claim. If the Indemnifying Party assumes the defense of a Third-Party Claim, (i) such assumption will conclusively establish, for purposes of this Agreement, that the claims made in that Third-Party Claim are within the scope of and subject to indemnification and (ii) no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Party without the Indemnified Party’s written consent (which may not be unreasonably withheld) unless (A) there is no finding or admission of any violation of law or any violation of the rights of any Person; (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party; and (C) the Indemnified Party shall have no liability with respect to any compromise or settlement of such Third-Party Claims effected without its consent. If notice is given to an Indemnifying Person of the assertion of any Third-Party Claim and the Indemnifying Person does not, within thirty (30) days after the Indemnified Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense of such Third-Party Claim, the Indemnifying Party will be bound by any determination made in such Third-Party Claim or any compromise or settlement effected by the Indemnified Party.

(c) Notwithstanding the foregoing, if an Indemnified Party determines in good faith that there is a reasonable probability that a Third-Party Claim may adversely affect it other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise or settle such Third-Party Claim, but the Indemnifying Party will not be bound by any determination of any Third-Party Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its written consent (which may not be unreasonably withheld).

(d) With respect to any Third-Party Claim subject to indemnification under this Article X: (i) both the Indemnified Party and the Indemnifying Party, as the case may be, shall keep the other fully informed of the status of such Third-Party Claim and any related proceedings at all stages thereof where such Party is not represented by its own counsel and (ii) the Parties agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(e) With respect to any Third-Party Claim subject to indemnification under this Article X, the Parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges. In connection therewith, each Party agrees that: (i) it will use its best efforts, in respect of any Third-Party Claim in which it has assumed or participated in the defense, to avoid production of Confidential Information (consistent with applicable law and rules of procedure) and (ii) all communications between any Party hereto and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

10.8 Other Claims. A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice in writing to the Party from whom indemnification is sought (a “Notice of Indemnity Claim”), stating, to the extent the information is readily available and with reasonable specificity, the nature and basis of such claim, including copies of relevant documentation. In the event a Party disputes that the other Party is entitled to be paid the amount set forth in the Notice of Indemnity Claim, such Party shall notify the other Party of such dispute in writing within fifteen (15) days following receipt of the Notice of Indemnity Claim. If the Party in receipt of a Notice of Indemnity Claim does not dispute the amount set forth in such Notice of Indemnity Claim within said fifteen (15) day period, such Party shall promptly pay the other Party. If the Party seeking indemnification is the Buyer, the Buyer shall be entitled to first release from the Escrow Fund the amount of the Indemnity Claim specified in the Notice of Indemnity Claim. In the event that the Sellers’ representative timely disputes the Indemnity Claim, Buyer shall release from the Escrow Fund such sum and pay the Indemnity Claim only if (x) such payment is agreed by the Sellers’ representative in writing, or (y) such payment is directed or permitted pursuant to the terms of this Agreement.

10.9 Reduction by Insurance Proceeds. The amount payable by an Indemnifying Party to an Indemnified Party with respect to Losses shall be reduced by the amount of any insurance proceeds received by the Indemnified Party with respect to the Losses, and each of the Parties hereby agrees to exercise commercially reasonable efforts to collect any and all insurance proceeds to which it may be entitled in respect of any such Losses. Notwithstanding the above, an Indemnified Party shall not be obligated to file an insurance claim with respect to any Loss(es).

10.10 Exclusive Remedy. The Parties agree that, excluding (a) any claim for injunctive or other equitable relief or (b) any claim related to fraud, willful misconduct or bad faith by any Party to this Agreement in connection with the transaction contemplated hereby, or (c) any claim for which a mechanism for resolution is specifically provided for elsewhere in this Agreement, the provisions of this Article X are the sole and exclusive remedy as to all claims any of the Parties may incur arising from or relating to this Agreement, the Disclosure Letter, all other closing documents relating to this Agreement or arising from or relating to the transactions contemplated herein or therein.

ARTICLE XI: GENERAL PROVISIONS

11.1 Expenses. Except as otherwise provided in this Agreement, each Party will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of its professional advisors. If this Agreement is terminated, the obligation of each Party to pay its own fees and expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party.

11.2 Public Announcements. No Seller shall issue any statement or communication to any third party (other than their respective agents who shall be bound by similar restrictions with respect to issuing any such statements or communications) regarding the subject matter of this Agreement or the transactions contemplated hereby. Buyer shall issue a press release (substantially in the form as set forth in Exhibit F attached hereto), and discuss the transaction contemplated hereunder with Buyer’s shareholders as part of a publicly-scheduled conference call. Moreover, Sellers’ representative will review and obtain prior approval from Buyer of the proposed communication with Sellers’ employees relating to the transaction contemplated hereunder.

11.3 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally or by recognized overnight courier service on the Party to whom notice is to be given, on receipt of confirmation of good transmission by facsimile, or upon receipt or rejection by the addressee, if sent by certified mail, return receipt requested, postage prepaid, in each case to the following addresses and marked to the attention of the Party (by name or title) designated below (or to such other address as a Party may designate by notice to the other Parties):

Sellers:

TelWorx Communications, LLC

239 Welcome Center Blvd

Lexington, North Carolina 27295

Attention: Tim Scronce

with a copy to:

Womble Carlyle Sandridge & Rice, LLP

One West Fourth Street

Winston-Salem, North Carolina 27101

Attention: David P. Broughton, Esquire

Buyer:

PCTelWorx, Inc., c/o PCTEL, Inc.

471 Brighton Drive

Bloomingdale, Illinois 60108

Attention: Martin H. Singer

with a copy to:

PCTEL, Inc.

471 Brighton Drive

Bloomingdale, Illinois 60108

Attention: Vice President & General Counsel

11.4 Governing Law. This Agreement will be governed by and construed under the laws of the State of Delaware without regard to conflicts of laws principles that would require the application of any other law.

11.5 Dispute Resolution. Except as otherwise provided elsewhere in this Agreement, if a dispute, controversy or claim (“Dispute”) arises between or among the Parties hereto as to any matter relating to, resulting from or arising out of, this Agreement, the Parties hereto agree to use the following procedure in lieu of commencing litigation (excepting only litigation commenced for the purpose of seeking injunctive or other equitable relief from any court of competent jurisdiction in situations where damages would not adequately compensate for an alleged breach of this Agreement, or obtaining a temporary restraining order, a preliminary injunction or other provisional judicial relief):

(a) A meeting shall be held promptly between or among the Buyer, Parent and the Sellers attended by individuals with decision-making authority regarding the Dispute, so that the Parties can attempt in good faith to negotiate a resolution of the Dispute.

(b) If such a Dispute cannot be resolved to the Parties’ mutual satisfaction within twenty (20) days, such Dispute shall be submitted to mediation. The mediation shall be conducted by a single mediator selected by the Parties. Subject to the provisions of Article 10 of this Agreement, if the Parties are unable to agree upon the mediator, or if such mediation is unsuccessful in resolving the dispute, Seller(s) or Buyer may avail itself of any remedies available to it, whether at law or in equity. Notwithstanding anything to the contrary, each of Seller(s) and Buyer shall have the right to apply at any time for a temporary restraining order, preliminary injunction or other interim relief, as necessary, notwithstanding any informal dispute resolution procedures herein.

11.6 Further Assurances. The Parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents and (c) to do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

11.7 Waiver; Remedies Cumulative. Except as set forth in Section 10.10 of this Agreement, the rights and remedies of the Parties to this Agreement are cumulative and not alternative. Except as otherwise provided herein, neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

11.8 Entire Agreement and Modification. This Agreement (along with the Disclosure Letter, Exhibits, Sellers Closing Documents, Buyer Closing Documents and other documents delivered pursuant to this Agreement) contains the complete agreement among the Parties hereto and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the Party to be charged with the amendment.

11.9 Assignments, Successors and No Third-Party Rights. Neither Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the Parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 11.9.

11.10 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

11.11 Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Articles” and “Sections” refer to the corresponding Articles, Sections and Parts of this Agreement and the Disclosure Letter.

11.12 Execution of Agreement. This Agreement may be executed in multiple counterparts (including by means of electronically transmitted signature pages), all of which taken together shall constitute one and the same Agreement. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a pdf, facsimile or similar reproduction of such signed writing using a facsimile machine or electronic mail shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

11.13 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

11.14 Preservation of Electronic Materials. The Parties acknowledge that neither has any obligation to suspend any regularly conducted document or email destruction policies in anticipation of mediation, arbitration or litigation absent a written notice to suspend such policies from the other Party hereto. Any such written notice must include a reasonable description of the nature of the prospective mediation, arbitration or litigation.

[SIGNATURE PAGE ATTACHED]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

BUYER:	SELLERS:

PCTelWorx, Inc.	TelWorx Communications, LLC

By:	By:
Name:	Name:
Title:	Title:

PCTEL, Inc.	TelWorx U.K. Limited

By:	By:
Name:	Name:
Title:	Title:

TowerWorx LLC

By:
Name:
Title:

TowerWorx International, Inc.

By:
Name:
Title:

Tim Scronce

By:
Name:
Title:

Brenda Scronce

By:
Name:
Title:

EXHIBIT A

FORM OF BILL OF SALE AND ASSIGNMENTS

EXHIBIT B

FORM OF ASSIGNMENT AGREEMENT

EXHIBIT C

FORM OF EMPLOYMENT DOCUMENTS

EXHIBIT D

FORM OF EMPLOYMENT ARRANGEMENT WITH TIM SCRONCE

EXHIBIT E

FORM OF ASSUMPTION AGREEMENT

EXHIBIT F

DRAFT FORM OF PRESS RELEASE

EXHIBIT G

FORM OF FIRST AMENDMENT TO LEASE